

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 10, 2014

<u>Via E-mail</u>
Carl E. Wolters
C. Wolters Consultants, Inc.
10040 W. Cheyenne Ave
#170 Apt 211
Las Vegas, NV 89129

> **Re: C. Wolters Consultants, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 8, 2014**
> **File No. 333-196878**

Dear Mr. Wolters:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Executive Compensation, page 29</u>

1.   We note your response to comment 2 in our prior letter and the revised disclosure on page 29. We note however that page II-1 reflects an issuance date of April 5, 2012 where page 29 references April 22, 2012. Please reconcile your disclosure as to the date of issuance.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney, at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director